                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 13)(1)

                                  GenCorp Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 7, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

      Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------

(1)    The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                      --------------------
Cusip No. 368682100                   13D                      Page 2 of 7 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  8,034,059
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              8,034,059
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    8,034,059
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
Cusip No. 368682100                   13D                      Page 3 of 7 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  8,034,059
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              8,034,059
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    8,034,059
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
Cusip No. 368682100                   13D                      Page 4 of 7 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  8,034,059
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              8,034,059
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    8,034,059
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
Cusip No. 368682100                   13D                      Page 5 of 7 Pages
----------------------                                      --------------------

            The following  constitutes  Amendment No. 13 ("Amendment  No. 13")
to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 13 amends the Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate  purchase price of the 8,034,059 Shares owned by Steel
Partners II is $95,080,973.  The Shares owned by Steel Partners II were acquired with partnership funds.

      Item 5(a) is hereby amended and restated to read as follows:

            (a)The aggregate  percentage of Shares reported owned by each person named herein is based upon  56,300,000  Shares  outstanding,  which is the total number of Shares  outstanding  as of June 25, 2007 as  reported in the  Issuer's
Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 27, 2007.

            As of the close of  business  on August 8, 2007,  Steel  Partners II beneficially  owned 8,034,059 Shares,  constituting  approximately  14.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 8,034,059  Shares owned by Steel Partners
II,  constituting  approximately  14.3% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner of Steel Partners II, Warren G.  Lichtenstein  may be deemed to beneficially own the 8,034,059  Shares owned by Steel Partners II,  constituting approximately 14.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  8,034,059  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

      Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all  transactions  in the Shares by the  Reporting  Persons  since the filing of Amendment No. 12 to the Schedule
13D. All of such transactions were effected in the open market.

----------------------                                      --------------------
Cusip No. 368682100                   13D                      Page 6 of 7 Pages
----------------------                                      --------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2007               STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.,
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney In Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By:  /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney In Fact for Warren G.
                                        Lichtenstein, Managing Member

                                     /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G.
                                    Lichtenstein, Individually

----------------------                                      --------------------
Cusip No. 368682100                   13D                      Page 7 of 7 Pages
----------------------                                      --------------------

                                   SCHEDULE A

     TRANSACTIONS IN THE SHARES SINCE THE FILING OF AMENDMENT NO. 12 TO THE
                                  SCHEDULE 13D

  Shares of Common Stock            Price Per                  Date of
        Purchased*                  Share($)                  Purchase
        ----------                  --------                  --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        250,000                     11.9872                  08/03/07

        241,917                     11.7326                  08/06/07

        241,297                     11.8697                  08/07/07

         74,491                     11.8150                  08/08/07

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

----------------------

*  The  transactions  reported in this Schedule 13D were effected  pursuant to a
   Rule 10b5-1 Purchase Trading Plan.